BRAZIL REALTY 82-4457
Brazil Realty S.A.
Empreendimentos e Participações
Av. Dr. Cardoso de Melo, 1955 15° andar
04548-005 - São Paulo - SP
Telefone: (011) 3040 2130
Fax: (011) 3040 2171

São Paulo, April 18th, 2002.

COD: CONT 048/02

02028667

To
BANKERS TRUST / DEUTSCHE BANK
At.: Paul Martin

Subject.: **Financial Reports**

Please find enclosed Brazil Realty S/A Empreendimentos e Participações's reports:

- Report of Independent Accountants on the limited Review of Quarterly Information (ITR) September 30, 2.001
- Financial Statements at December 31, 2.001 and 2.000 and Report of Independent Accountants
- Minutes of the board of Directors Meeting December 19th . 2001
- Minutes of the board of Directors Meeting December 28th . 2001
- Relevant Fact February 28th 2.001.
- Minutes of the board of Directors Meeting March 7th . 2002
- Minutes of the board of Directors Meeting March 14th . 2002

We hereby ask you to send all these documents to the SEC, and also send us the protocols to the fax in the following number : (5511) 3040-2171.

If further information deemed necessary, please contact us.

Best regards,

p/ [signature]

dlw 4/29

Brazil Realty S.A. Empreendimentos e Participações

Máximo Marini Camas

Controller

BRAZIL REALTY S.A.
EMPREENDIMENTOS E PARTICIPAÇÕES
Open Capital Company

TAX ROLL N^{r}. 73.178.600/0001-18
NIRE 35.300.137.728

Minutes of the Board of Directors Meeting
December 19th. 2001

Date, Time and Place: December 19th. 2001, at 10:00 a.m., at the Company head office, in this Capital City of the State of São Paulo, at Doutor Cardoso de Melo Avenue Nr. 1955, 15th. Floor.

Attendance: The following members of the Board of Directors attended the meeting: Elie Horn, Nessim Daniel Sarfati, Rafael Novellino, and George Zausner.

Composition of the Board: Mr. Elie Horn – Chairman ; Rafael Novellino – Secretary.

Order of the Day: The members of the Board of Directors who attended the meeting decided to authorize and ratify all the acts necessary for the contribution and transfer by the Company, to increase the capital stock of its subsidiary Millennium de Investimentos Imobiliários Ltda., made on 28th. November 2000, of the real estate described hereunder, for the total value (on 30th. September 2000) of R$ 3,615,867.97 (three million, six hundred and fifteen thousand, eight hundred and sixty-seven Reais and ninety-seven cents). "A plot of land located at Verbo Divino Street, former Silva Jardim Street, corner with Professor Manoelito de Ornellas Street, former José Guerra Street, plots 1,2,20,21,22,23 and 24 of block 6 of the 29th. Sub-district – Santo Amaro , with a 2,429.00m^2 area, measuring 25.00 m in the front to Verbo Divino Street, from the alignment of Professor Manoelito de Ornellas Street, 3.50 m of beveled corner in the corner of Verbo Divino Street with Professor Manoelito de Ornellas Street, 81.00 m from the front to the back, on the right side of who looks from Verbo Divino Street to the land, from the alignment of this street along José Guerra Street, which it faces, on the left side, by a broken line of two segments, measuring 29.70 m in the first segment and 59.80 m in the second segment, being therefore 89.50 m the total extension, on the left side, bordering the first segment with plot 3, and the second with plots 5,6,7,8,9 and 10, in the back it measures 30.00 m and borders with plot 19 . – Contributor n^{r}. 087.442.0061/7".

Closure: As there were no more subjects to be discussed, the Chairman closed the Meeting, of which these minutes were made, read, approved and signed by all the members of the Board of Directors who attended the meeting.

This is a true copy of the minutes registered in the appropriate book.

Rafael Novellino
Secretary

BRAZIL REALTY S.A.
EMPREENDIMENTOS E PARTICIPAÇÕES
Open Capital Company

TAX ROLL N^{r}. 73.178.600/0001-18
NIRE 35.300.137.728

Minutes of the Board of Directors Meeting
December 28th. 2001

Date, Time and Place: December 28th. 2001, at 10:00 a.m., at the Company head office, in this Capital City of the State of São Paulo, at Doutor Cardoso de Melo Avenue Nr. 1955, 15th. Floor.

Attendance: The following members of the Board of Directors attended the meeting: Elie Horn, Rafael Novellino, Nessim Daniel Sarfati and George Zausner.

Composition of the Board: Mr. Elie Horn – Chairman ; Rafael Novellino – Secretary.

Order of the Day: To decide on the proposal of remuneration of the Company's own capital, pursuant to Law n^{r}. 9.249/95, concerning the fiscal year to be closed on 31st. December 2001; the values originated in this remuneration will be incorporated to the Company's capital stock, in favor of all the shareholders.

Resolutions by Unanimity: The members of the Board of Directors who attended the meeting decided to approve the proposal for remuneration of the Company's own capital, in the amount of R$ 6,000,000.00 (six million Reais), concerning the fiscal year to be closed on 31st. December 2001; the value of R$ 899,986.25 (eight hundred ninety nine thousand, nine hundred and eighty six Reais and twenty-five cents) incurs as income withholding tax – IRF. As a result of the herein decided remuneration of the Company's own capital, the value of R$ 5,100,013.75 (five million one hundred thousand and thirteen Reais and seventy-five cents) will be incorporated to the Company's capital stock, which will be increased without shares issuance, from R$ 158,466,061.40 (one hundred and fifty-eight million, four hundred and sixty-six thousand and sixty-one Reais and forty cents) to R$ 163,566,075.15 (one hundred and sixty three million, five hundred and sixty-six thousand and seventy-five Reais and fifteen cents).

Closure: As there were no more subjects to be discussed, the Chairman closed the Meeting, of which these minutes were made, read, approved and signed by all the members of the Board of Directors who attended the meeting.

Rafael Novellino
Secretary

BRAZIL REALTY S.A.
EMPREENDIMENTOS E PARTICIPAÇÕES
Open Capital Company

TAX ROLL N^r. 73.178.600/0001-18

RELEVANT FACT

Brazil Realty S.A. Empreendimentos e Participações ("Brazil Realty") hereby informs to the public that Creed Holding Limited ("Creed"), a company of the Cyrela Group, entered into, on 28th. February 2002, a "Shares Purchase Agreement" with Ritelco S.A., a company controlled by IRS Inversiones y Representaciones Sociedad Anónima ("IRSA"), by means of which Creed acquired 19,249,998 (nineteen million, two hundred and forty-nine thousand, nine hundred and ninety-eight) common shares, representing 50% (fifty per cent) of the company's voting shares, and 22,307,645 (twenty two million, three hundred and seven thousand, six hundred and forty-five) preferred shares, representing 54.04% (fifty four point four centesimals per cent) of the non-voting capital of the Company.

The total price agreed for the acquisition is US$ 45,000,000.00 (forty-five million North-American dollars). As a result of the referred shares acquisition, the Cyrela Group, who shared with IRSA the shares control of Brazil Realty, is the holder of 100% (one hundred per cent) of the common shares issued by Brazil Realty.

Brazil Realty, its administrators and the Cyrela Group remain deeply committed with the Company's scopes and with the continuous expansion of its activities in the Brazilian real estate market.

São Paulo, 28th. February 2002-04-17

Brazil Realty S.A. Empreendimentos e Participações

Cyrela Group

IRSA Inversiones y Representaciones Sociedad Anónima

BRAZIL REALTY S.A.
EMPREENDIMENTOS E PARTICIPAÇÕES
Open Capital Company

TAX ROLL N^{r}. 73.178.600/0001-18
NIRE 35.300.137.728

Minutes of the Board of Directors
March 7th. 2002

Date, Time and Place: March 7th. 2002, at 3:00 p.m., at the Company head office, in this Capita City of the State of São Paulo, at Doutor Cardoso de Melo Avenue Nr. 1955, 15th. Floor.

Order of the Day: to decide on the Company's financial statements and the report of the Board of Directors concerning the fiscal year closed on 31st. December 2001, *ad referendum* of the General Meeting; (ii) the destination of the net profits verified and the distribution of dividends related to the fiscal year closed on 31st. December 2001, *ad referendum* of the General Meeting.

Call of the Meeting: the meeting was called by mail sent to every member of the Board of Directors, pursuant to Article 29th. of the Company's Articles of Association.

Attendance: The following members of the Board of Directors attended the meeting: Elie Horn, Rafael Novellino, Nessim Daniel Sarfati and George Zausner.

Composition of the Board: Mr. Elie Horn – Chairman ; Rafael Novellino – Secretary.

DELIBERATIONS: the following was deliberated by unanimity of the Directors' votes:

(i) to approve the Company's financial statements and the report of the Board of Directors, concerning the fiscal year closed on 31st. December 2001, accompanied of the opinion of the Company's independent auditors, *ad referendum* of the General Meeting;

(ii) to approve the destination of the Company's net profit, in the total amount of **R4 27,975,574.23** (twenty seven million, nine hundred and seventy five thousand, five hundred and seventy four Reais and twenty three cents), concerning the fiscal year closed on 31st. December 2001, *ad referendum* of the General Meeting, as follows:

a) the amount of **R$ 1,398,778.71** (one million three hundred and ninety eight thousand seven hundred and seventy eight Reais and seventy one cents) for the legal reserve;
b) the amount of **R$ 6,000,000.00** (six million Reais) for the remuneration of the Company's own capital, pursuant to Law n^{r}. 9.249/95, of which R$ 899,986.25 (eight hundred and ninety nine thousand, nine hundred and eighty six Reais and twenty five cents) paid as income withholding tax – IRF and R$ 5,100,013.75 (five million one

hundred thousand and thirteen Reais and seventy five cents) incorporated to the Company's capital stock, without new stocks issuance, as per deliberation in the meeting of the Board of Directors held on 28th. December 2001;
c) The amount of **R$ 576,795.52** (five hundred and seventy six thousand, seven hundred and ninety five Reais and fifty two cents) will be destined to the reserve for the Company's expansion, foreseen in Article 45th. of the Articles of Incorporation;
d) the total amount of **R$ 20,000,000.00** (twenty million Reais) as dividends to be distributed to the shareholders, and of this value, R$ 6,644,198.88 (six million six hundred and forty four thousand, one hundred and ninety eight Reais and eighty eight cents) as minimum compulsory dividend, and R$ 13,355,801.12 (thirteen million, three hundred and fifty five thousand, eight hundred and one Reais and twelve cents) as extraordinary dividend;
e) The common shares will have the right to receive a dividend of
R$ 0.238353792207790 per ON share, and the preferred shares will receive a dividend of **R$ 0.262189177535320 per PN share.**

The Directors are authorized to practice every act necessary for the distribution of the hereby defined dividends, to the holders of shares issued by the Company inscribed on this date; the payment must be made until 18th. March 2002. The shares issued by the Company must be negotiated *ex*-dividends, as from 8th. March 2002.

Closure: As there were no more subjects to be discussed, the Chairman closed the Meeting, of which these minutes were made, read, approved and signed by all the members of the Board of Directors who attended the meeting; [signed] Elie Horn – Chairman; [signed] Rafael Novellino – Secretary. The following members of the Board of Directors attended the meeting: Elie Horn, Rafael Novellino, Nessim Daniel Sarfati and George Zausner.

This is a true copy of the original document, registered in the appropriate book.

Rafael Novellino
Secretary

BRAZIL REALTY S.A.
EMPREENDIMENTOS E PARTICIPAÇÕES
Open Capital Company

TAX ROLL N^{r}. 73.178.600/0001-18
NIRE 35.300.137.728

Minutes of the Board of Directors
March 14th. 2002

Date, Time and Place: March 14th. 2002, at 2:00 p.m., at the Company head office, in this Capital city of the State of São Paulo, at Doutor Cardoso de Melo Avenue Nr. 1955, 15th. Floor.

Attendance: The following members of the Board of Directors attended the meeting: Elie Horn, Nessim Daniel Sarfati, Rafael Novellino and George Zausner.

Composition of the Board: Mr. Elie Horn – Chairman ; Rafael Novellino – Secretary.

Order of the Day: To decide on the secondary issuance, for public distribution, of 7,998,760 (seven million nine hundred and ninety eight seven hundred and sixty) quotas issued by the ABC Fund, and 7,998,760 (seven million nine hundred and ninety-eight thousand, seven hundred and sixty) quotas issued by the JK Fund (hereinafter simply called collectively the "Quotas" and the "Funds"), according to the following characteristics and conditions: (i) **(i) Placement:** The Quotas will be the object of a secondary public distribution, with the intermediation of institutions that are part of the securities distribution system, by adopting the differentiated procedure provided by Article 33 of the Securities Commission Instruction (hereinafter simply called "CVM") n^{r}. 13/80. The Quotas will be disposed of in 770 (seven hundred and seventy) minimum lots (hereinafter simply called the "Lots"), each one of them consisting of 10,388 (ten thousand three hundred and eighty eight) quotas of the ABC Fund and 10,388 (ten thousand three hundred and eighty eight) quotas of the JK Fund.. Advanced reserves will not be admitted, and the clients of the institutions hired for distribution who wish to acquire the Lots will have preference; **(ii) Price of the Lots:** The Lots acquisition price will be R$ 57,237.88 (fifty seven thousand two hundred and thirty seven Reais and eighty eight cents) , fixed on the Quotas value, as per the "Analysis of Investment Quality of Quotas being Bid in the Market", prepared by the firm Unitas Consultoria Financeira S/C Ltda., dated February 2002. The price may be paid at sight, upon subscription, or in installments, in the conditions indicated in item (iii) hereinafter, always in domestic currency, and for payment in installments, the acquisition price will be R$ 61,261.89 (sixty one thousand two hundred and sixty one Reais and Eighty nine cents) owing to the accrual of interest; **(iii) Payment Conditions and Term:** At their discretion, investors may pay the acquired Lots payment at sight or in installments, always in domestic currency. Payment in installments will be processed as follows: R$ 17,171.36 (seventeen thousand one hundred and seventy one Reais and thirty six cents) must be paid at sight, and the remaining amount, in 11 monthly and successive installments of R$ 4,008.23 (four

thousand and eight Reais and twenty three cents) ; **(iv) Price Updating Factor:** The Lots acquisition price will be updated monthly, according to the variation of the Market Prices General Index – IGP-M, published by the Getúlio Vargas Foundation, or another index that substitutes it, since the first working day of the month which follows the month in which the Quotas distribution register was granted by the Securities Commission; **(v) Quotas Titularity:** The Company is the owner and legitimate holder of 2,719,578 (two million seven hundred and nineteen thousand five hundred and seventy eight) quotas of the JK Fund, totaling 34% of the Quotas that will be offered. The 10,558,364 (ten million five hundred and fifty eight thousand three hundred and sixty four) remaining Quotas are owned by Elie Horn, Cyrela Imobiliária Ltda., Phoenicia Brazil S.A., Aref Farkouh, George Zausner and Banque Safra Luxembourg S/A., the investors who wish to partially dispose of their shares in the Funds (the "Third Parties Sellers"). For this purpose, the Third Parties Sellers granted the Company, by means of a "Private Instrument of Power of Attorney and other Adjustments", dated 8th. June 2001, powers to dispose of the respective Quotas , for the interested investors; **(vi) Minimum Profitability Guarantee:** Additionally to the profitability provided by the quotas, the Company will undertake the commitment to complement the yields earned by the investors, so that the yields total a minimum percentage of 12% per year on the Lot price, in every period planned in which 12 yields installments will be received by the investors. The profitability guarantee will be nontransferable and it will be closed on the date when each investor receives his 24th. yield installment. The amounts eventually owed by the Company as a guarantee of the annual minimum profitability will be calculated on the dates foreseen for receiving the 12th. and of the 24th. yields installments by the acquirers holders of the Quotas, according to the conditions established by the Company's Board of Directors. The Company's Directors are authorized to hire one or more institutions, to make the Quotas distribution, and they may also establish the other applicable conditions, and practice all the other acts necessary for the distribution.

Closure: As there were no more subjects to be discussed, the Chairman closed the Meeting, of which these minutes were made, read, approved and signed by all the members of the Board of Directors who attended the meeting; [signed] Elie Horn – Chairman; [signed] Rafael Novellino – Secretary. The following Directors were present: Elie Horn, Rafael Novellino, Nessim Daniel Sarfati and George Zausner.

This is a true copy of the minutes registered in the appropriate book.

Rafael Novellino
Secretary

(A free translation of the original in Portuguese)

Brazil Realty S.A. Empreendimentos e Participações and Subsidiary Companies

Report of Independent Accountants on the Limited Review of Quarterly Information (ITR)

September 30, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1700
Torre Torino
Caixa Postal 61005
05001-400 São Paulo, SP - Brasil
Telefone (0XX11) 3674-2000

(A free translation of the original in Portuguese)

Report of Independent Accountants on the Limited Review of Quarterly Information

November 9, 2001

To the Board of Directors and Stockholders
Brazil Realty S.A. Empreendimentos e Participações

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Brazil Realty S.A. Empreendimentos e Participações and subsidiary companies for the quarters ended September 30 and June 30, 2001. This information is the responsibility of company management.

2 Our reviews were carried out in conformity with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the company's financial position and operations.

3 Based on our limited reviews, we are not aware of any significant adjustments which should be made to the Quarterly Information referred to above in order that such information be stated in conformity with accounting principles determined by Brazilian corporate legislation applicable to the preparation of quarterly information, consistent with the regulations of the Brazilian Securities Commission (CVM).

PRICEWATERHOUSECOOPERS

4 The Quarterly Information also includes accounting information related to the quarter and nine-month period ended September 30, 2000, which was audited by other independent accountants who issued an unqualified report thereon dated October 26, 2000.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Celso Luiz Malimpensa
Partner
Contador CRC 1SP159531/O-0

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

4 - State Registration Number - NIRE
35300137728

01.02 - HEAD OFFICE

1 - ADDRESS	2 - SUBURB OR DISTRICT
Av. Dr. Cardoso de Melo, 1955 - 15o. andar	Vila Olímpia

3 - POSTAL CODE	4 - MUNICIPALITY	5 - STATE
04548-005	São Paulo	SP

6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
011	3040-2174			
11 - AREA CODE	12 - FAX	13 - FAX	14- FAX	
011	3040-2171			

15 - E-MAIL
br@brazilrealty.com.br

01.03 -INVESTOR RELATIONS OFFICER (Company mail address)

1 - NAME
Nessim Daniel Sarfati

2 - ADDRESS	3 - SUBURB OR DISTRICT
Av. Dr. Cardoso de Melo, 1955 - 15o. andar	Vila Olímpia

4 - POSTAL CODE	5 - MUNICIPALITY	6 - STATE
04548-005	São Paulo	SP

7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
011	3040-2000			
12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX	
011	3040-2161			

16 - E-MAIL
nsd@cyrela.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1.1.2001	12.31.2001	3	1.7.2001	9.30.2001	2	1.4.2001	6.30.2001

9 - Independent Accountants	10 - CVM Code
PricewaterhouseCoopers Auditores Independentes	00287-9
11 - Partner Responsible Celso Luis Malimpensa	12 - Individual Taxpayers' Registration Number of the Partner Responsible 009.637.118-81

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

01.05 - CAPITAL COMPOSITION

NUMBER OF SHARES (THOUSAND)	1 - CURRENT QUARTER 9/30/2001	2 - PRIOR QUARTER 6/30/2001	3 - SAME QUARTER IN PRIOR YEAR 9/30/2000
Paid-up capital			
COMMON	38,500	38,500	38,500
PREFERRED	44,003	44,003	44,003
TOTAL	82,503	82,503	82,503
Treasury stock			
COMMON	0	0	0
PREFERRED	2,722	2,722	2,722
TOTAL	2,722	2,722	2,722

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY
Commercial, Industrial and Other

2 - SITUATION
Operating

3 - NATURE OF OWNERSHIP
Private National

4 - ACTIVITY CODE
1170000 - Participation and Administration

5 - MAIN ACTIVITY
Real estate development

6 - TYPE OF CONSOLIDATION
Total

7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANTS
Without Qualifications

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1-ITEM	2-CNPJ	3-NAME

01.08 - DISTRIBUTIONS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1- ITEM	2-EVENT	3- DATE OF APPROVAL	4- DISTRIBUTION TYPE	5- START OF PAYMENT	6-TYPE OF SHARE	7-DISTRIBUTIONS PER SHARE

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1- Item	2 - Date of alteration	3 - Capital (in thousands of reais)	4 - Amount of the alteration (in thousands of reals)	5 - Nature of alteration	7 - Number of shares issued (thousand)	8 - Share price on issue date (in reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - Date	2 - Signature
11/9/2001	

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

02.01- Balance Sheet - Assets (in thousands of reais)

1 - Code	2 - Description	3 - 9/30/2001	4 - 6/30/2001
1	Total assets	454,680	442,798
1.01	Current assets	120,490	110,884
1.01.01	Available funds	27,832	25,623
1.01.01.01	Cash, banks and financial investments	27,832	25,623
1.01.02	Receivables	69,475	64,712
1.01.02.02	Taxes recoverable	13,445	12,786
1.01.02.05	Accounts receivable	47,349	44,306
1.01.02.06	Development costs to appropriate	858	898
1.01.02.07	Proposed dividends receivable	5,901	5,301
1.01.02.09	Other	1,922	1,421
1.01.03	Inventories	23,183	20,549
1.01.03.02	Properties for sale	23,183	20,549
1.01.04	Other	0	0
1.02	Long-term receivables	58,987	60,320
1.02.01	Sundry receivables	47,528	49,542
1.02.01.01	Accounts receivable	47,525	49,539
1.02.01.03	Other	3	3
1.02.02	Receivables from related parties	8,058	7,708
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	8,058	7,708
1.02.02.03	Other related parties	0	0
1.02.03	Other	3,401	3,070
1.02.03.01	Deferred income tax and social contribution	3,401	3,070
1.03	Permanent assets	275,203	271,594
1.03.01	Investments	245,950	242,193
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiary companies	209,755	208,362
1.03.01.02.01	Investments valued by the equity method	166,793	160,153
1.03.01.02.02	Participation in funds	42,962	48,209
1.03.01.03	Other investments	36,195	33,831
1.03.02	Property and equipment	29,019	29,152
1.03.02.01	Property and equipment, net	29,019	29,152
1.03.03	Deferred charges	234	249
1.03.03.01	Net funding expenses	234	249

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (in thousands of reais)

1 - Code	2 - Description	3 - 9/30/2001	4 - 6/30/2001
2	Total liabilities and stockholders' equity	454,680	442,798
2.01	Current liabilities	105,696	97,372
2.01.01	Loans and financings	39,488	42,894
2.01.01.01	Local loans and financings	6,729	6,292
2.01.01.03	Payables to subsidiary companies	32,759	36,602
2.01.02	Debentures	0	0
2.01.03	Suppliers	24,050	14,479
2.01.04	Taxes, charges and contributions	407	439
2.01.05	Dividends payable	0	0
2.01.06	Provisions	41,229	38,569
2.01.06.01	Estimated costs to complete projects	41,229	38,569
2.01.06.18	Other financial provisions	0	0
2.01.07	Payables to related parties	0	0
2.01.08	Other	522	991
2.01.08.01	Other payables	522	991
2.02	Long-term liabilities	98,241	97,679
2.02.01	Loans and financings	55,236	49,715
2.02.01.03	Loans and financings	55,236	49,715
2.02.02	Debentures	0	0
2.02.03	Provisions	25,740	27,166
2.02.03.01	Estimated costs to complete projects	13,195	17,375
2.02.03.19	Provision for contingencies	12,545	9,791
2.02.04	Payables to related parties	0	0
2.02.05	Other	17,265	20,798
2.02.05.01	Payable for purchase of properties	9,061	11,280
2.02.05.02	Deferred results on sales of properties	8,204	9,518
2.03	Deferred income	0	0
2.05	Stockholders' equity	250,743	247,747
2.05.01	Capital	158,466	158,466
2.05.01.01	Paid-up capital	158,466	158,466
2.05.02	Capital reserves	0	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	70,124	70,124
2.05.04.01	Legal	7,180	7,180
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained profits	0	0
2.05.04.06	Special reserve for dividends not distributed	0	0
2.05.04.07	Other revenue reserves	62,944	62,944
2.05.04.07.01	Retained profits	69,414	69,414

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (in thousands of reais)

1 - Code	2 - Description	3 - 9/30/2001	4 - 6/30/2001
2.04.04.07.02	Treasury shares	(6,470)	(6,470)
2.05.05	Retained earnings	22,153	19,157

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

03.01- Statement of Income (in thousands of reais)

1 - Code	2 - Description	3 - 7.1.2001 to 9.30.2001	4 - 1.1.2001 to 9.30.2001	5 - 7.1.2000 to 9.30.2000	6 - 1.1.2000 to 9.30.2000
3.06.04.02	Other	(219)	(770)	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the results of subsidiary companies	3,982	23,594	23,156	40,065
3.07	Operating profit	2,664	21,644	18,808	38,951
3.08	Non-operating results	0	0	2	2
3.08.01	Income	0	0	2	2
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxation/profit sharing	2,664	21,644	18,810	38,953
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	332	509	0	0
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income for the period	2,996	22,153	18,810	38,953
	Number of shares, excluding treasury (thousand)	79,781	79,781	79,781	79,781
	Net income per share	0.03755	0.27767	0.23577	0.48825
	Loss per share				

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

03.01- Statement of Income (in thousands of reais)

1 - Code	2 - Description	3 - 7.1.2001 to 9.30.2001	4 - 1.1.2001 to 9.30.2001	5 - 7.1.2000 to 9.30.2000	6 - 1.1.2000 to 9.30.2000
3.01	Gross sales and services	15,157	50,324	11,509	39,352
3.01.01	Sale of properties	13,404	44,347	9,661	33,471
3.01.02	Resale of properties	0	0	0	0
3.01.03	Rent of properties	1,753	5,948	1,848	5,881
3.01.04	Services rendered	0	0	0	0
3.01.05	Right of use	0	29	0	0
3.02	Deductions from gross sales and services	(2,297)	(4,230)	(97)	(341)
3.02.01	Taxes on sales and services	(2,297)	(4,230)	(97)	(341)
3.02.02	Cancellations	0	0	0	0
3.03	Net sales and services	12,160	46,094	11,412	39,011
3.04	Cost of sales and services	(10,126)	(31,915)	(5,638)	(18,997)
3.04.01	Properties sold	(9,997)	(31,527)	(5,525)	(18,615)
3.04.02	Properties resold	0	0	0	0
3.04.03	Rented properties	(129)	(388)	(113)	(382)
3.04.04	Right of use	0	0	0	0
3.05	Gross profit	2,034	14,179	5,774	20,014
3.06	Operating (expenses) income	630	7,465	13,034	18,937
3.06.01	Selling	(2,743)	(10,990)	(5,453)	(9,081)
3.06.02	General and administrative	(1,733)	(6,241)	(1,957)	(5,335)
3.06.03	Financial, net	90	(1,327)	(3,147)	(6,715)
3.06.03.01	Financial income	741	2,415	158	(37)
3.06.03.02	Financial expenses	(651)	(3,652)	(3,305)	(6,678)
3.06.03.02.01	Financial expenses	(2,488)	(6,990)	(1,300)	(4,085)
3.06.03.02.02	Net monetary variations	1,837	3,338	(2,005)	(2,593)
3.06.04	Other operating income	1,034	2,339	435	3
3.06.04.01	Results of investments in property funds	1,253	3,109	435	3

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information at September 30, 2001
All amounts in thousands of reais unless otherwise indicated

1. OPERATIONS

Brazil Realty S.A. Empreendimentos e Participações (the parent company) and its subsidiary and associated companies are engaged in the acquisition and development of residential and commercial properties as well as the rental of commercial properties. They also invest in other companies as shareholder or quotaholder and participate in real estate investment funds.

2. PRESENTATION OF THE QUARTERLY INFORMATION

The quarterly information has been prepared in accordance with accounting practices prescribed by Brazilian corporate legislation and standards established by the Brazilian Securities Commission (CVM), as well as in conformity with Law 9249/95 which eliminated the use of any system for recognizing inflationary effects for tax and corporate purposes as from January 1, 1996.

3. SIGNIFICANT ACCOUNTING PRACTICES

(a) Indexation effects - When subject to indexation, assets and liabilities are restated in accordance with contractual clauses.

(b) Available funds - Stated at cost plus accrued earnings up to the balance sheet date.

(c) Allowance for doubtful accounts - Recorded in an amount considered sufficient by management to cover estimated losses on the realization of receivables.

(d) Inventories - Comprise properties for sale - stated at acquisition cost plus expenses incurred on properties for sale, which do not exceed market value.

(e) Investments - Investments in subsidiary and associated companies and in real estate investment funds are accounted for under the equity method; the other investments are stated at cost.

(f) Property and equipment - Stated at acquisition cost, monetarily restated through December 31, 1995, net of depreciation calculated on the straight-line method based on the estimated useful lives of the assets.

(g) Provision for estimated costs to complete projects - Represents the estimated cost to complete units sold of residential and commercial properties, based on reports prepared by the responsible technical area, with the initial contra-entry to deferred results on sales of properties. Changes to estimated costs are recorded as identified and allocated between cost of sales and deferred results on sales of properties.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information at September 30, 2001
All amounts in thousands of reais unless otherwise indicated

(h) Income Tax and Social Contribution - The provisions for income tax and social contribution are calculated according to criteria established by tax legislation. Deferred taxes arising from temporary differences, tax losses and negative social contribution basis are recorded in assets, assuming their future realization.

(i) Results of sales of properties and selling costs to appropriate- Receipts from sales, costs of land and construction, and marketing and selling expenses inherent in the respective property developments are appropriated to results on the percentage-of-completion method. This percentage is based on the physical measurement of each project.

(j) Net income per share - Calculated based on the number of shares outstanding at the balance sheet date excluding Treasury shares.

4. CONSOLIDATION

The consolidated financial statements include the accounts of the parent company and the subsidiary and associated companies listed in Note 5.4.1. Investments in subsidiary and associated companies, and intercompany assets and liabilities, transactions and unrealized profits are eliminated. Minority interest is disclosed separately in the consolidated financial statements. For investments in subsidiary and associated companies in which the parent company has a 50% or lower holding, the financial statements are proportionally consolidated.

5. FINANCIAL STATEMENTS

5.1. Available funds - Mainly fixed and variable income securities, redeemable on demand, stated at the lower of cost plus accrued earnings or reduced by provision to reflect market value, when applicable.

	Parent company			Consolidated		
	9/2001	9/2001	9/2000	9/2001	6/2001	9/2000
Cash and banks	2,015	945	141	47,068	1,603	1,146
Financial Investments:						
Fixed income (a)	22,646	23,625	7,612	29,651	37,893	23,909
Variable income (b)	3,171	-	-	16,766	58,242	50,326
Total	27,832	25,623	7,753	93,485	97,738	75,381

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information at September 30, 2001
All amounts in thousands of reais unless otherwise indicated

(a) Comprise mainly, in September 2001, applications in investment funds, including R$ 9,246 in quotas available for sale of Fundo Financial Center de Investmento Imobiliário; ABC Plaza Shopping and JK de Investimento Imobiliário.

(b) Includes mainly, in September 2001, R$ 12,260 (US$ 4,589) in Brazil 2040 securities; (June 30, 2001, - :R$ 30,531 (US$ 13,246) in C-Bonds and R$ 25,720 (US$ 11,159) in Brazil 2040 securities, applied by subsidiary Brazil Realty Serviços e Investimentos Ltd., located abroad. These securities yield 5% (June 30, 2001: 4% and 5%, respectively), each half-year, on their face value and may be redeemed at any time.

5.2. Receivables: Comprise, among others:

5.2.1 - Taxes recoverable: Income tax paid on net income and withholding income tax on financial investments.

5.2.2 - Accounts receivable: Arise mainly from sales of residential and commercial properties which are monetarily restated based on contractual indices, rentals of office space in commercial buildings and areas in shopping centers, as well as resales of properties, as follows:

	Parent company			Consolidated		
	9/2001	6/2001	9/2000	9/2001	6/2001	9/2000
Current:						
Sales of development properties (a)	45,349	41,982	35,642	72,592	71,377	84,756
Rentals	698	922	741	2,141	2,303	2,705
Right of use	1	1	1,704	562	267	2,168
Resale of properties	1,301	1,401	707	5,049	4,192	1,107
Management services	-	-	-	375	706	98
Allowance for doubtful accounts	-	-	(2,015)	(501)	(557)	(3,205)
	47,349	44,306	36,779	80,218	78,288	87,629
Long-term:						
Sales of development properties	47,525	49,539	60,147	81,869	88,513	111,593
Sale of fund quotas	-	-	1,000	-	-	1,000
	47,525	49,539	61,147	81,869	88,513	112,593
Total	94,874	93,845	97,926	162,087	166,801	200,222

(a) Receivable from sales of development properties are mostly restated based on the National Civil Construction Index - INCC up to delivery of the keys, and afterwards by the General Market Price Index - IGP-M.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information at September 30, 2001
All amounts in thousands of reais unless otherwise indicated

5.2.3 - Development costs to appropriate:

Represent commercial activity costs, such as construction of stands and advertising of properties not yet sold. Costs related to properties sold are classified in long-term liabilities (Note 5.5.(b)).

5.3. Inventories:

5.3.1 - Properties for sale: These are stated at acquisition cost and represent the costs of units under construction not yet sold, and land for future development.

	Parent company			Consolidated		
	9/2001	6/2001	9/2000	9/2001	6/2001	9/2000
Total properties under construction	6,818	9,751	9,061	56,319	52,815	16,920
Land	16,365	10,798	8,384	17,041	15,258	26,225
Total	23,183	20,549	17,445	73,360	68,073	43,145

5.4. Permanent assets:

5.4.1 - Investments:

The investments in funds and companies are summarized as follows:

	Holding (%)			Book value		
	9/2001	6/2001	9/2000	9/2001	9/2001	9/2000
Real estate investment funds:						
Centro Têxtil Internacional	46.64 (*)	43.50 (*)	43.50 (*)	20,312	19,271	17,92
ABC Plaza Shopping	20.40 (*)	20.40 (*)	20.40 (*)	8,018	10,858	10,85
Tal de Investimento Imobiliário	0.003 (*)	0.003 (*)	0.003 (*)	7	7	
Basílio Machado de Inv. Imobiliário	50.00 (*)	50.00 (*)	50.00 (*)	7,000	7,000	7,000
JK de Investimento Imobiliário	34.00 (*)	34.00 (*)	34.00 (*)	5,208	8,521	10,64
Goodwill on acquisition (a)				2,417	2,552	2,90
				42,962	48,209	49,33
Subsidiary and associated companies						
Brazil Realty Serviços e Investimentos Ltd. (b)	99.99	99.99	99.99	52,789	46,941	43,03
Brazil Realty Adm. e Locação Ltda.	99.99	99.99	99.99	36,714	36,374	26,03

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information at September 30, 2001
All amounts in thousands of reais unless otherwise indicated

	Holding (%)			Book value		
	9/2001	6/2001	9/2000	9/2001	9/2001	9/2000
Tal de Investimento Imobiliário Ltda.	75.00	75.00	75.00	3,763	4,179	3,09
Cybra de Investimento Imobiliário Ltda.	75.00	75.00	75.00	17,393	14,637	10,69
Fifty de Investimento Imobiliário Ltda.	50.00 (*)	50.00 (*)	50.00 (*)	4,252	4,417	2,34
Millennium de Inv. Imobiliários Ltda.	99.99	99.99	99.99	23,760	23,733	20.57
Forest Hill de Inv. Imobiliários Ltda.	25.00 (*)	25.00 (*)	25.00 (*)	3,677	3,445	20,57
Cyset de Investimentos Imobiliários Ltda.	36.99 (*)	36.99 (*)	36.99 (*)	683	640	74
Capital Realty de Investimento Imobiliário Ltda.	99.99	99.99	-	190	10	-
BRC Serviços S/C Ltda.	99.99	99.99	99.99	733	628-	-
BRX Adm. de Shopping Centers	49.99 (*)	49.99 (*)	49.99 (*)	67	82	12
Country de Investimentos Imobiliários Ltda.	50.00 (*)	50.00 (*)	50.00 (*)	1,298	1,578	1,52
Tal de Empreendimentos Imobiliários Ltda.	75.00	75.00	75.00	11,317	14,827	14,49
ABC Realty de Inv. Imobiliário Ltda.	95.00	90.00	90.00	7,923	6,559	3,34
Dinâmica de Investimentos Imobiliários Ltda.	50.00 (*)	50.00 (*)	-	4	4	-
ABC II de Empreendimento Imobiliário Ltda.	34.00 (*)	34.00 (*)	-	2,230	2,099	-
				166,793	160,153	129,60
				209,755	208,362	178,93
Properties designated for set up of future investment funds				36,195	33,831	28.94
Total				245,950	242,193	207.87

(*) Proportional consolidation.

(a) Refers to goodwill on investments in Fundo ABC Plaza and Fundo Brasílio Machado, amortized over a ten-year period or when investments are sold;

(b) As of September 2001, dividends receivable amounted to R$ 5,901, as follows:
- . R$ 5,268 - Brazil Realty Serviços e Investimentos Ltd.
- . R$ 534 - Fundo de Invest. Imobiliário ABC Plaza Shopping
- . R$ 78 - Fundo JK de Inv. Imobiliário Ltda.
- . R$ 21 - Fundo Brasílio Machado de Inv. Imobiliário

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information at September 30, 2001
All amounts in thousands of reais unless otherwise indicated

The main accounting information on the investments is as follows:

	Net equity			Results		
	9/2001	6/2001	9/2000	9/2001	6/2001	9/2000
Real estate investment funds:						
Centro Têxtil Internacional	43,555	40,464	41,206	(1,064)	(1,324)	(234)
ABC Plaza Shopping	53,225	53,225	53,225	6,642	4,332	5,417
Tal de Investimento Imobiliário	(68)	(68)	46	(24)	(24)	-
Basílio Machado de Investimento Imobiliário	14,000	14,000	14,000	2,074	1,373	1,592
JK de Investimento Imobiliário	25,062	25,062	31,310	2,118	1,442	843
Subsidiary and associated companies						
Brazil Realty Serviços e Investimentos Ltd.	52,789	46,941	43,041	1,025	2,276	12,240
Brazil Realty Adm. E Locação Ltda.	36,716	36,374	26,034	5,526	5,184	6,169
Tal de Investimento Imobiliário Ltda.	5,018	5,573	4,132	792	716	2,253
Cybra de Investimento Imobiliário Ltda.	23,190	19,516	14,265	14,579	9,571	4,205
Fifty de Investimento Imobiliário Ltda.	8,505	8,834	4,696	4,205	4,125	(288)
Country de Investimentos Imobiliários Ltda.	2,595	3,155	3,043	473	33	(284)
Millennium de Investimentos Imobiliários Ltda.	23,760	23,733	20,574	73	46	10,172
Forest Hill de Investimentos Imobiliários Ltda.	14,708	13,780	13,428	835	(92)	(43)
Cyset de Investimentos Imobiliários Ltda.	1,847	1,725	2,000	(91)	(213)	990
Tal de Empreendimentos Imobiliários Ltda.	15,089	19,770	19,322	2,472	2,126	9,481
BRX Adm. de Shopping Centers	134	165	251	(50)	(20)	211
BRC Serviços S/C Ltda.	733	628	(787)	1,186	945	(343)
Capital Realty de Investimento Imobiliário Ltda.	(204)	(69)	-	(394)	(79)	-
ABC Realty de Investimento Imobiliário Ltda.	8,371	6,849	3,714	(38)	(159)	(20)
Dinâmica de Investimentos Imobiliários Ltda.	7	7	(61)	-	-	(56)
NP Empreendimento Imobiliário Ltda.	-	-	765	-	-	(56)
Canindé de Investimento Imobiliário Ltda.	-	-	9,169	-	-	(13)
ABC II de Empreendimento Imobiliário Ltda.	6,498	6,174	-	(296)	(80)	-
Industrial Realty de Investimentos Imobiliários Ltda.	(4)	-	-	(4)	-	-

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information at September 30, 2001
All amounts in thousands of reais unless otherwise indicated

5.4.2. Property and equipment:

	Annual depreciation rate (%)	Parent company			Consolidated		
		9/2001	6/2001	9/2000	9/2001	6/2001	9/2000
Land	-	8,155	8,155	8,610	20,078	19,753	8,610
Buildings	1.27 to 2.5	25,010	25,010	24,964	70,482	69,142	82,654
Machinery and equipment	10	3,633	3,633	325	3,633	3,633	349
Furniture and fixtures	10	220	220	196	229	235	196
Telephone lines	-	196	196	196	196	196	196
Computers	20	423	405	345	429	411	345
Construction in progress	-	-	-	3,237	207	532	4,780
Other	-	340	340	344	831	368	344
		37,977	37,959	38,217	96,085	94,270	97,474
Accumulated depreciation		(8,958)	(8,807)	(5,053)	(13,149)	(12,608)	(8,215)
Total		29,019	29,152	33,164	82,936	81,662	89,259

Annual depreciation rates of buildings reflect the remaining estimated useful lives as revised by an independent appraiser in 1997.

5.5. Provision for estimated costs to complete projects and deferred results on sales of properties

a. Provision for estimated costs to complete projects

This provision represents estimated costs to incur on units sold which are still under construction. It is set up when residential and commercial units are sold with a contra-entry to the account Result of sales of properties to appropriate (item b to follow). The estimates are revised regularly and changes are recorded with a contra-entry to Deferred results of sales of properties and cost of sales of properties sold, the latter calculated based on the percentage-of-completion method. (Note 3(i)).

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information at September 30, 2001
All amounts in thousands of reais unless otherwise indicated

b. Deferred results on sales of properties

This consists of the sales amounts and costs and expenses related to units sold still under construction, appropriated to results based on the percentage-of-completion method for each development (Note 3 (l)).

	Parent company			Consolidated		
	9/2001	6/2001	9/2000	9/2001	6/2001	9/2000
Sales	60,952	62,897	76,438	97,346	101,028	134,400
Costs	(50,021)	(50,379)	(57,236)	(55,871)	(56,914)	(73,875)
Expenses	(2,727)	(3,000)	(4,808)	(3,075)	(3,239)	(6,748)
Results to appropriate	8,204	9,518	14,394	38,400	40,875	53,777

5.6. Loans and financings

	Parent company			Consolidated		
	9/2001	6/2001	9/2000	9/2001	6/2001	9/2000
Current:						
Loans (b)	-	-	20,679	-	5,595	15,319
Financings (c)	5,658	4,208	4,333	5,658	4,208	4,333
Interest	1,071	2,084	763	1,071	2,084	763
	6,729	6,292	25,775	6,729	11,887	20,415
Long-term:						
Fixed rate notes (a)	53,797	46,416	37,125	53,797	46,416	37,125
Financings (c)	1,439	3,299	4,548	1,455	3,299	4,548
	55,236	49,715	41,673	55,252	49,715	41,673
Total	61,965	56,007	67,448	61,981	61,602	62,088
Local currency	7,117	7,531	29,597	7,133	7,559	14,300
Foreign currency	54,848	48,476	37,851	54,848	54,043	47,788
	61,965	56,007	67,448	61,981	61,602	62,088

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information at September 30, 2001
All amounts in thousands of reais unless otherwise indicated

(a) Fixed rate notes (debt securities) - in July 1997, the parent company obtained US$ 75 million by issuing fixed rate notes in the international market, to finance current and new property ventures. The loan matures in July 2005, with semiannual interest payments of 10.05% per annum. The notes may be redeemed in advance in July 2002 through purchase and sale options. This issue has certain restrictive covenants concerning company indebtedness, guarantees, transfer of assets, leaseback transactions, transactions with affiliates, mergers, incorporations and others. All details of the public offering are described in the offering prospectus dated July 16, 1997. Between the second half of 1998 and the end of 1999, US$ 54 million of these notes were repurchased and cancelled.

(b) Loans - at June 2001, represent principally accounts guaranteed by the parent company related to investments made by the subsidiary Brazil Realty Serviços e Investimentos Ltda., subject to LIBOR interest plus 0.5% to 1.00% per year.

(c) Financings - represented by borrowings made for the Classique Klabin I and II, The Universe and The Excellence developments. Contracted rates are 12.5% per annum, plus the Referential Rate - TR, with monthly payment of interest and principal maturing in July, November and December 2002 for the Universe, Classique Klabin I and II and The Excellence developments, respectively. Receivables from these developments were provided as guarantee.

Payment Schedule (Consolidated)

	Local currency			Foreign currency		
Maturity	**9/2001**	**6/2001**	**9/2000**	**9/2001**	**6/2001**	**9/2000**
2000	-	-	6,572	-	-	9,937
2001	1,094	2,155	4,239	-	7,627	726
2002	6,039	5,404	3,489	1,051	-	-
2005	-	-	-	53,797	46,416	37,125
Total	7,133	7,559	14,300	54,848	54,043	47,788

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information at September 30, 2001
All amounts in thousands of reais unless otherwise indicated

5.7. Income tax and social contribution

The parent company recognizes income tax and social contribution monthly on the accrual basis. The income tax rate in 2001 and 2000 is 15% of taxable income plus a 10% surcharge and the social contribution rate is 9% in 2001 and 2000. As of September 30, 2001, the parent company had accumulated tax losses amounting to R$ 4,206 and a negative social contribution basis of R$ 5,730, both available for offset against future taxable profits. Based on an injunction obtained on March 18, 1998, amounts payable are being fully offset.

Certain subsidiary and associated companies with annual net revenues lower than R$ 24,000 (limit still in force), opted for the presumed profit method, as permitted by income tax legislation. For these companies, income tax and social contribution are calculated based on the presumed profit which is 8% of gross sales, applying the rates normally used to calculate income tax and social contribution.

Income tax and social contribution credits (expenses) in 2001 may be summarized as follows:

	Parent company	Consolidated
Deferred tax asset:		
On tax losses	(1,370)	(1,370)
On sundry provisions	820	820
On difference between revenue taxed on the cash basis and the amount recognized on the accrual basis - percentage of completion of developments	-	54
Net reduction of deferred income tax assets	(550)	(496)
On difference between revenue taxed on the cash basis and the accrual basis - percentage of completion of developments	(1,059)	(305)
Net reduction of deferred income tax liabilities	(1,059)	(305)
Deferred income tax, net	509	(191)
Provision for current income tax	-	(2,532)
Income tax income (expense)	509	(2,723)

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information at September 30, 2001
All amounts in thousands of reais unless otherwise indicated

Based on studies and projections that indicate that taxable income will be generated by the parent company, tax credits on temporary differences have been recognized which will become deductible as realized.

The main differences determining actual rates of income tax and social contribution presented in the consolidated financial statements are: (a) income generated by subsidiaries calculated on the presumed profit method; (b) temporary differences between income generated on the accrual basis and on the cash basis for income tax purposes.

5.8. Provision for contingencies

Refers to lawsuits challenging the incidence of the Social Contribution on Revenues (COFINS) on the sale of properties and of interest on tax credits offset without observing the limits determined by legislation, amounting to R$ 12,545.

Other processes related to the incidence or expansion of the calculation bases for PIS, COFINS and Social Contribution are in course. Management, based on the opinion of its legal advisors, who indicate that there are good prospects of favorable outcomes, has not set up a provision for possible payments of the these taxes which amount to R$ 5,170 at September 30, 2001.

5.9. Stockholders' equity

a. Capital

Capital amounts to R$ 158,466 comprising 82,502,800 registered shares with no nominal value, 38,500,000 of which are common and 44,002,800 preferred. The Administrative Council is authorized to increase capital, independent of a General Meeting or change in statutes, up to the limit of 140,000,000 shares.

There was a capital increase of R$ 18,132 on June 28, 2000 with the issue of 3,500,000 common and 3,752,800 preferred shares, and of R$ 16,788 on December 21, 2000, without issue of shares, on capitalization of interest on own capital for 2000.

Preferred shares are non-voting but have priority in the payment of dividends and capital reimbursement, and receive dividends 10% higher than common shares.

b. Treasury shares

As of September 30, 2001, 2,722,000 preferred shares are held in treasury, mostly acquired in 1998.

Shares were quoted at R$ 2.60 on September 30, 2001 (R$ 3.00 on June 30, 2001).

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information at September 30, 2001
All amounts in thousands of reais unless otherwise indicated

c. Revenue Reserves

Legal

Recognized based on 5% of annual net income, up to the limit of 20% of paid-up capital.

Retained Profits

Set up based on the budgets as prescribed in the statutes to finance additional purchases of fixed assets, working capital and expansion activities, being formed with up to 100% of the remaining net income after legal and statutory appropriations, and may not exceed capital.

Dividends

The statutes provide for the distribution of an annual mandatory minimum dividend of 25% of adjusted net income, calculated based on the provisions of article 202 of Law 6404/76, taking into consideration the changes introduced by Law 9457/97.

6. TRANSACTIONS WITH RELATED COMPANIES

The company uses the structure of other companies of the Cyrela Group (holding Cyrela Empreendimentos Imobiliários Ltda.) to develop activities, and disbursed approximately R$ 5,310 in the quarter, (R$ 15,273 in the nine-month period ended September 30, 2001) for the following services: financial, legal, collection, accounts payable, marketing, engineering, purchases, human resources, Data Processing Center, administration and labor of developments (quarter ended June 30, 2001: R$ 4,631).

It also has loan transactions with subsidiary and associated companies. The loan between the parent company and subsidiary Brazil Realty Serviços e Investimentos Ltd. is restated based on the foreign exchange rate variation.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information at September 30, 2001
All amounts in thousands of reais unless otherwise indicated

Balances recorded by the parent company are shown as follows:

	Assets			Liabilities		
	9/2001	6/2001	9/2000	9/2001	6/2001	9/2000
Fifty de Investimento Imobiliário Ltda.	5,050	5,050	3,172	-	-	-
Cybra de Investimento Imobiliário Ltda.	137	137	129	-	-	348
BRX Administração de Shopping Centers	470	505	85	-	-	-
BRC Serviços S/C Ltda.	106	68	1,017	-	-	-
Country de Investimentos Imobiliários Ltda.	1,926	1,948	789	-	-	-
Brazil Realty Administração e Locação Ltda.	13	-	67	20,793	21,892	9,727
Brazil Realty Serviços e Investimentos Ltd.	334	-	-	-	-	2,367
Millennium de Inv. Imobiliários Ltda.	21	-	-	11,966	14,710	4,598
ABC Realty de Investimento Imob. Ltda.	-	-	13	-	-	-
Dinâmica de Investimentos Imobiliários Ltda.	1	-	9	-	-	-
Total	8,058	7,708	5,281	32,759	36,602	17,040

7. FINANCIAL INSTRUMENTS

The company participates in transactions involving financial instruments, all recorded in balance sheet accounts, to meet its needs and to reduce exposure to market, currency and interest rate risks. Management of these risks is effected by defining strategies, establishing control systems and determining position limits.

Financial investments are indexed at contractual rates, reflecting usual market conditions as of September 30, 2001.

Conditions and terms of loans and financings are presented in Note 5.6. The estimated market values of the financial instruments, assets and liabilities, as of September 30, 2001, do not differ substantially from those reflected in the financial statements.

Investments in subsidiaries are not listed on stock exchanges and therefore sufficient information to estimate a market value is not available.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information at September 30, 2001
All amounts in thousands of reais unless otherwise indicated

8. INSURANCE COVERAGE

As of September 30, 2001, the company has coverage as follows:

. Civil responsibility: related to involuntary personal damages caused to third parties and material damage to tangible assets;

. Fire: includes fire, lightning, electrical damages, natural phenomena or gas explosion at insured properties.

9. Subsequent Events

9.1 In November 2001, São Paulo Plaza, which is almost complete, was sold to individual investors. This building has a usable area of 7,952 square meters for rent. Brazil Realty had full ownership to September 30, 2001 with a book value of R$ 11,402.

9.2 The launching of the Secondary Public Distribution of Quotas of Fundo de Investimento ABC Plaza Shopping and Fundo JK de Investimento Imobiliário took place in November 2001, with register granted by the Brazilian Securities Commission (CVM) in October 2001. The number of quotas offered to the market is of 15,997,520, for a total amount of R$ 42.8 million of which Brazil Realty holds 34%.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

05.01 - Comments on Company Performance

The parent company's operations and those of its subsidiary and associated companies, consist of the development of residential and commercial properties, rentals of commercial properties, holdings in other companies as a shareholder or quotaholder, and participations in real estate investment funds.

As such, with the objective of providing a better analysis of its businesses and results, comments on the parent company's performance must be evaluated on a consolidated basis. Accordingly, the consolidated comments are presented in ITR Form 08.01 - Comments on Consolidated Performance.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

06.01 - Consolidated Balance Sheet - Assets (in thousands of reais)

1 - Code	2 - Description	3 - 9/30/2001	4 - 6/30/2001
1	Total assets	473,323	471,237
1.01	Current assets	264,261	260,146
1.01.01	Available funds	93,485	97,738
1.01.01.01	Cash, banks and financial investments	93,485	97,738
1.01.02	Receivables	97,416	94,335
1.01.02.01	Advances to third parties	0	0
1.01.02.02	Taxes recoverable	13,881	12,991
1.01.02.03	Debit notes, reimbursement of expenses	0	0
1.01.02.04	Prepaid expenses	0	0
1.01.02.05	Accounts receivable	80,218	78,288
1.01.02.06	Development costs to appropriate	2,862	2,864
1.01.02.08	Temporary investments	0	0
1.01.02.09	Other	455	192
1.01.03	Inventories	73,360	68,073
1.01.03.01	Constructions in progress	0	0
1.01.03.02	Properties for sale	73,360	68,073
1.01.03.03	Other	0	0
1.01.04	Other	0	0
1.02	Long-term receivables	85,364	91,655
1.02.01	Sundry receivables	81,886	88,516
1.02.01.01	*Accounts receivable*	81,869	88,513
1.02.01.03	Other	17	3
1.02.01.04	Deferred income tax and social contribution	0	0
1.02.02	Receivables from related parties	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	3,478	3,139
1.02.03.01	Deferred income tax and social contribution	3,478	3,139
1.03	Permanent assets	123,698	119,436
1.03.01	Investments	38,654	36,400
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiary companies	2,424	2,552
1.03.01.02.01	Participation in funds	2,424	2,552
1.03.01.03	Other investments	36,230	33,848
1.03.02	Property and equipment	82,936	81,662
1.03.03	Deferred charges	2,108	1,374
1.03.03.01	*Net funding expenses*	2,108	1,374

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (in thousands of reais)

1 - Code	2 - Description	3 - 9/30/2001	3 - 6/30/2001
2	Total liabilities and stockholders' equity	473,323	471,237
2.01	Current liabilities	87,311	84,133
2.01.01	Loans and financings	6,729	11,887
2.01.01.01	Local loans and financings	6,729	11,887
2.01.02	Debentures	0	0
2.01.03	Suppliers	29,825	25,778
2.01.04	Taxes, charges and contributions	4,584	1,917
2.01.05	Dividends payable	0	0
2.01.06	Provisions	44,482	42,273
2.01.06.01	Estimated costs to complete projects	44,482	42,273
2.01.06.02	Provision for 13th month salary and vacations	0	0
2.01.06.03	Provision for income tax and social contribution	0	0
2.01.07	Payables to related parties	0	0
2.01.08	Other	1,691	2,278
2.01.08.01	Other payables	1,691	2,278
2.02	Long-term liabilities	123,650	127,217
2.02.01	Loans and financings	55,252	49,715
2.02.01.03	Loans and financings	55,252	49,715
2.02.02	Debentures	0	0
2.02.03	Provisions	26,203	30,613
2.02.03.01	Estimated costs to complete projects	14,643	19,182
2.02.03.18	Provision for income tax and social contribution	1,515	1,640
2.02.03.19	Provision for contingencies	10,045	9,791
2.02.04	Payables to related parties	0	0
2.02.05	Other	42,195	46,889
2.02.05.01	Payables for purchase of properties	3,795	6,014
2.02.05.02	Deferred results on sales of properties	38,400	40,875
2.02.05.03	Other	0	0
2.03	Deferred income	521	645
2.04	Minority interest	11,098	11,495
2.05	Stockholders' equity	250,743	247,747
2.05.01	Capital	158,466	158,466
2.05.01.01	Paid-up capital	158,466	158,466
2.05.01.02	Unpaid capital	0	0
2.05.01.03	A.F.A.C.	0	0
2.05.02	Capital reserves	0	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	70,124	70,124
2.05.04.01	Legal	7,180	7,180
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained profits	0	0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (in thousands of reais)

1 - Code	2 - Description	3 - 9/30/2001	3 - 6/30/2001
2.05.04.06	Special reserve for dividends not distributed	0	0
2.05.04.07	Other revenue reserves	62,944	62,944
2.05.04.07.01	Retained profits	69,414	69,414
2.04.04.07.02	Treasury shares	(6,470)	(6,470)
2.05.05	Retained earnings	22,153	19,157

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

07.01 - Consolidated Statement of Income (in thousands of reais)

1 - Code	2 - Description	3 - 7.1.2001 to 9.30.2001	4 - 1.1.2001 to 09.30.2001	5 - 7.1.2000 to 9.30.2000	6 - 1.1.2000 to 9.30.2000
3.01	Gross sales and services	26,836	109,260	53,501	121,392
3.01.01	Sale of properties	21,273	79,961	48,411	107,447
3.01.02	Resale of properties	0	13,618	(13)	759
3.01.03	Rent of properties	4,321	12,961	4,738	12,304
3.01.04	Services rendered	1,237	2,674	340	855
3.01.05	Right of use	5	46	25	27
3.02	Deductions from gross sales and services	(3,492)	(5,884)	(258)	(799)
3.02.01	Taxes on sales and services	(3,492)	(5,884)	(258)	(799)
3.02.02	Cancellations	0	0	0	0
3.03	Net sales and services	23,344	103,376	53,243	120,593
3.04	Cost of sales and services	(12,068)	(51,999)	(24,747)	(60,481)
3.04.01	Properties sold	(11,558)	(43,074)	(23,973)	(58,051)
3.04.02	Properties resold	0	(7,300)	(199)	(628)
3.04.03	Rented properties	(510)	(1,625)	(575)	(1,802)
3.04.04	Right of use	0	0	0	0
3.05	Gross profit	11,276	51,377	28,496	60,112
3.06	Operating (expenses) income	(6,371)	(22,042)	(7,853)	(16,197)
3.06.01	Selling	(3,339)	(14,492)	(6,688)	(12,605)
3.06.02	General and administrative	(3,241)	(10,051)	(3,204)	(8,408)
3.06.03	Financial, net	388	2,841	2,720	6,897
3.06.03.01	Financial income	467	5,799	2,733	7,961
3.06.03.02	Financial expenses	(79)	(2,958)	(13)	(1,064)
3.06.03.02.01	Financial expenses	(2,804)	(8,183)	(1,603)	(4,747)
3.06.03.02.02	Net monetary variations	2,725	5,225	1,590	3,683
3.06.04	Other operating income	(179)	(340)	(681)	(2,081)
3.06.04.01	Results of investments in property-funds	(175)	(360)	(709)	(2,339)
3.06.04.02	Other	(4)	20	28	258

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

07.01 - Consolidated Statement of Income (in thousands of reais)

1 - Code	2 - Description	3 - 7.1.2001 to 9.30.2001	4 - 1.1.2001 to 09.30.2001	5 - 7.1.2000 to 9.30.2000	6 - 1.1.2000 to 9.30.2000
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the results of subsidiary companies	0	0	0	0
3.07	Operating profit	4,905	29,335	20,643	43,915
3.08	Non-operating results	0	0	2	2
3.08.01	Income	0	0	2	2
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxation/profit sharing	4,905	29,335	20,645	43,917
3.10	Provision for income tax and social contribution	0	0	(295)	(979)
3.11	Deferred income tax	(548)	(2,723)	0	0
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.14	Minority interest	(1,361)	(4,459)	(1,540)	(3,985)
3.15	Net income for the period	2,996	22,153	18,810	38,953
	Number of shares, excluding treasury (thousand)	79,781	79,781	79,781	79,781
	Net income per share	0.03755	0.27767	0.23577	0.48825
	Loss per share				

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

08.01 - Comments on Consolidated Performance
All amounts in thousands of reais unless otherwise indicated

In the third quarter of 2001, the results reached R$ 2,996 thousand, R$ 15,814 thousand less than the R$ 18,810 thousand in the third quarter of 2000. The accumulated results in the first nine months of 2001 amounted to R$ 22,153 thousand, compared to R$ 38,953 thousand in the same period of 2000.

The third quarter of 2001 was unfavorably impacted by the terrorist attacks in the United States on September 11, which postponed a series of sales of floors of several commercial buildings, which only took place in the fourth quarter, besides losses on investments in Brazilian Government Debt Securities realized by our subsidiary abroad, arising from the worldwide economic instability.

On the other hand, the commercial floors which were sold in the third quarter of 2000 made this quarter the most profitable in the history of Brazil Realty S.A.

At the beginning of the fourth quarter of 2001, we will be informing about the sale of São Paulo Plaza Office Building (wholly owned by Brazil Realty), the beginning of the secondary distribution of 15.9 million quotas for sale (R$ 43.8 million) of Fundo de Investimento Imobiliário ABC Plaza Shopping and Fundo JK de Investimento Imobiliário, duly authorized by the Brazilian Securities Commission, where Brazil Realty holds 34% of these quotas (these events will certainly eliminate the negative impact of the third quarter).

Other important launchings will take place successfully at the beginning of the fourth quarter, among them the Condominium Villagio Della Hípica (a residential project with 28 units (houses) of 175 square meters each) and Place de La Concorde (a residential project with 64 apartments of 165 square meters each), already indicating market recovery after the terrorist attacks of September 11. Brazil Realty holds a 33.25% interest in each of these launchings.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01445-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

09.01 - INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF COMPANY	3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ	4 - CLASSIFICATION	5 - % PARTICIPATION IN THE CAPITAL OF THE INVESTEE	6 - % OF NET EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN THE CURRENT QUARTER (Thousand)		9 - NUMBER OF SHARES IN THE PRIOR QUARTER (Thousand)	
01	BRAZIL REALTY SERVIÇOS E INVESTIMENTOS	. . / -	PRIVATELY-HELD SUBSIDIARY	100.00	100.00
COMMERCIAL, INDUSTRIAL AND OTHER		1,261,835		1,261,835	
03	BRAZIL REALTY ADM. LOCAÇÕES LTDA.	01.797.632/0001-90	SUBSIDIARY/ ASSOCIATED COMPANY	99.99	99.99
COMMERCIAL, INDUSTRIAL AND OTHER		22,224		22,224	

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

16.01 - Other Information Considered Relevant
All amounts in thousands of reais unless otherwise indicated

Consolidated Cash Flow (Unaudited)

	Quarter ended	
	9/2001	9/2000
1. Operating activities	4,448	1,328
1.1. Receipts	30,169	31,007
Developments	24,331	26,371
Rentals and rights of use	4,213	3,810
Services rendered	1,625	826
1.2 Payments	(25,721)	(29,679)
Building costs	(5,673)	(15,414)
Land costs	(8,720)	(5,907)
Administrative expenses	(7,303)	(4,798)
Commercial expenses	(1,909)	(2,803)
Taxes and contributions	(2,116)	(757)
2. Investment activities	(6,076)	(3,009)
2.1. Receipts	528	1,139
Redemption of investments	528	1,139
2.1 Payments	(6,604)	(4,148)
Acquisition of properties/investments	(6,604)	(4,148)
3. Financial activities	(2,625)	17,754
3.1 Receipts	21,852	34,842
Financial income	2,436	2,799
Loans (guarantee account)	9,978	19,458
Capital paid-up	-	11,493
Investments for future liquidation/other	9,438	1,092
3.2. Payments	(24,477)	(17,088)
Loans, financings and investments	(16,267)	(14,159)
Dividends paid	(1,887)	(100)
Financial expenses	(3,255)	(566)
Minimal income (sale of quotas)	(273)	(436)
Eurobonds interest	(2,795)	(1,827)
(1+2+3) = Cash flow for the period	(4,253)	16,073
(+) Initial balance	97,738	59,308
(-) Final balance	93,485	75,381

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

16.01 - Other Information Considered Relevant
All amounts in thousands of reais unless otherwise indicated

A - Developments

1. **Royal Klabin:** This building was totally sold, being the first one delivered by Brazil Realty (February 1998), since its inception. The company holds a 70% interest in this development.

2. **Le Grand Klabin:** Le Grand Klabin was delivered in February 1999 with all units sold. The company has a 70% interest in this development.

3. **Mondrian:** All available units were sold and the building was delivered in September 1998. This project is wholly owned.

4. **The World:** All 323 units of 30.20 square meters of usable area each were sold. This building offers complete hotel services provided by Parthenon Flat Service and was delivered in November 1999. The development was totally built by the company.

5. **The Universe:** All 215 units, with 30.20 square meters of usable area each were sold in less than two weeks after launching. The building has complete hotel services provided by Parthenon and was delivered in December 1999. The development was totally built by the company.

6. **The First Office Flat:** This building has 220 office units with an average of 31 square meters each. Management is the responsibility of Parthenon Office Service and the Business Process Center. The company's interest in the development is 25%. Up to September 30, 2001, 204 units had been sold. Another 11 units were reserved for common use. Of the total, 97.6% of the units have been sold. The building was delivered in February 2000.

7. **The Excellence:** This 320-unit building was totally sold. It offers complete hotel services provided by the Mercure-Parthenon group and L' Esprit Accor. The building was delivered in July 2000. The development is wholly owned by the company.

8. **Meliá Jardim Europa:** This building has 322 units of 33.08 square meters each and was totally sold. This development offers complete hotel services provided by Meliá and is wholly owned. The building was delivered on July 30, 2001.

9. **International Trade Center - ITC:** The two-tower project totals 17,360 square meters of usable area. It was launched in August 1997. Management is the responsibility of Meliá and the Business Process Center. The building was delivered in August 2000. The company holds a 75% interest in the project. Up to September 30, 2001, 557 of the total 560 units had been sold.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

16.01 - Other Information Considered Relevant
All amounts in thousands of reais unless otherwise indicated

10. Caesar Towers Ibirapuera: Launched in March 1998, has 206 units of 26.60 square meters each. All units had been sold by early April 1998. Management is the responsibility of Blue Tree - Caesar Towers. The company holds a 75% interest in the development. The building was delivered on March 30, 2001.

11. Oscar Freire (Comfort Suites): This development was launched in June 1998 and has 204 units of 33.00 square meters each. All units were sold in less than one month. The company holds a 75% interest in the development. The building was delivered in June 2001 and management is the responsibility of Choice Hotels - Comfort Suites.

12. Bela Cintra Long Stay (Quality Suites): Launched in March 1999 and was the first project of Brazil Realty using the long stay concept. Units are larger and normally occupied for longer terms than the traditional flat units. The project has 334 units of approximately 45.00 square meters each. All units were sold a few weeks after launching. The company holds a 22.5% interest in the development. Delivery is scheduled for February 2002. At September 30, 2001, 76.39% of the building had been completed.

13. Classique Klabin: This development was launched in May 1999 with 88 units of 130 square meters each. Delivery of the building, which is wholly owned, is programmed for May 2002. At September 30, 2001 84 units (94.45% of the total) had been sold and 62.88% of the building had been completed.

14. Piazza Dello Sport: This development was launched in April 1999 and is scheduled to be completed in December 2001. The project has 316 units of approximately 105 square meters each. The company's interest in the project is 13.5% of the total receipts, and it is not responsible for any costs or expenses incurred. At September 30, 2001, 310 units had been sold and 87.0% of the building completed.

15. Place Vendôme: Launched in May 1999, the project has 42 units. The company holds a 75% interest. All units were sold in 2000. The building is scheduled for delivery in May 2002. At September 30, 2001, 57.54% of the building had been completed.

16. World Class Long Stay (Quality Suites): This development was launched in June 1999 with delivery scheduled for June 2002. The project has 276 units of 50.36 square meters each. The company holds a 55.5% interest. Up to the third quarter of 2001, 273 units had been sold (98.9% of the total) and 47.73% of the building had been completed.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

16.01 - Other Information Considered Relevant
All amounts in thousands of reais unless otherwise indicated

17. Hípica House: Launched in March 2000. The project has 80 units of 116 square meters each. The company holds a 37.5% interest in the development. At September 30, 2001, 68 units had been sold and 28.21% of the building had been completed. Delivery is scheduled for February 2003.

18. Perdizes Project: Launched in April 2000. The project has 88 units of 85 square meters each. The company holds a 75% interest in the development. At September 30, 2001, 70 units had been sold (79.5% of the total) and 33.09% of the building had been completed. Delivery is scheduled for January 2003.

19. Château du Parc: Launched in March 2000. The project has 42 units of 165 square meters each. The company holds a 50% interest in the development. At September 30, 2001, 38 units had been sold (90.5% of the total) and 25.3% of the building completed. Delivery is scheduled for January 2003.

20. Ipiranga Premium: Launched in June 2000. The project has 208 units of 101 square meters each. The company holds a 50% interest in the development. At September 30, 2001, 151 units (72.6% of the total) had been sold and 17.3% of the building completed. Delivery is scheduled for February 2003.

21. Meliá Campinas: The first development launched outside the greater São Paulo area, in the Cambuí District of the progressive city of Campinas, 80 km distance from São Paulo. It was launched in February 2000. The project has 308 units of 27 square meters each, which were all sold. The company holds a 50% interest in the development and delivery is scheduled for January 2003. Management is the responsibility of Meliá. At September 30, 2001,20.3% of the building had been completed.

22. Perdizes Privilege: Located on Rua Coronel Mello de Oliveira (Perdizes District), this development was launched in July 2000. The project has 42 units of 123 square meters each, 39 (92.8% of the total) of which had been sold by September 30, 2001. The company holds a 75% interest in the development. Delivery is scheduled for May, 2003. At September 30, 2001, 29.4% of the building had been completed.

23. Flats ABC: Launched in Santo André in September 2000, this is a two-tower project with a total of 306 units. One tower will be managed by Ibis and the other by Mercure. The company holds a 18.5% interest in the development. At September 30, 2001, 185 units (60.5% of the total) had been sold and 2.1% of the project had been completed.

24. Château de Tocqueville: Launched in February 2001, the project has 19 units (18 of 334.12 square meters each and 1 duplex of 569.52 square meters). The company holds a 50% interest in the development. At September 30, 2001, 11 units (57.9% of the total) had been sold and 1.1% of the construction had been completed. Delivery is scheduled for February 2004.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

16.01 - Other Information Considered Relevant
All amounts in thousands of reais unless otherwise indicated

25. Lagoa Privilege: Launched in November 2000, it was postponed temporarily and will be re-launched in the next quarter. The Company holds a 28.5% interest in the development.

26. Les Jardins: Launched in March 2001 in two consecutive phases on 21,601 square meters of land located at Rua Massacá close to Marginal Pinheiros, this project has 6 towers with a total of 192 units of on average 258 square meters each. The company holds a 25% interest in the development. At September 30, 2001, 131 units had been sold (68.2% of the total) and 2.1% of the project had been completed. Delivery is scheduled for October 2003.

27. Flores do Campo: Launched in April 2001, the project is a condominium of 34 horizontal units (houses) of 212 square meters each. The company holds a 50.0 % interest in the development. At September 30, 2001, all units had been sold and 2.6% of the project had been completed. Delivery is scheduled for March 2003.

28. Home Stay Paulistano: Launched in September 2001, on 3,256 square meters of land at Rua Martiniano de Carvalho, Paraiso (SP), the project has 250 units of 54 square meters each. Of the 250 units, 186 are for sale and 64 exchanged for the land. At September 30, 2001, 3 units had been sold. The company holds a 48.7% interest in the development. Delivery is scheduled for September 2004.

29. Caeser Business Botafogo: Launched in July 2001, on a land plot of 1,494 square meters, it is the first development launched in another state - Rio de Janeiro - in the Botafogo District. The commercial project includes 117 office flats of 41 square meters each of which 110 are for sale and 7 for exchange. At September 30, 2001, 104 had been sold (94.5% of total) and 6 reserved for sale. The company holds a 28.5% interest in the development. Delivery is scheduled for July 2003.

30. Botafogo Spazio: Launched in August 2001, on 1,477 square meters of land in the city of Rio de Janeiro, Botafogo District. The project includes 48 units (47 for sale and 1 for exchange) of 124 square meters each. At September 30, 2001, 32 units had been sold (68.1% of total). The company holds a 33.875% interest in the development. Delivery is scheduled for May 2003.

31. Hípica Boulevard: Launched in July 2001, on 4,279 square meters of land in the Hipica District (SP). The project includes 42 units (33 for sale and 9 to exchange for the land) of 225 square meters each. At September 30, 2001, 19 units had been sold (57.6% of total). The company holds a 33.25% interest in the development. Delivery is scheduled for September 2004.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

16.01 - Other Information Considered Relevant
All amounts in thousands of reais unless otherwise indicated

B) COMMERCIAL DEVELOPMENTS - OFFICES

1. Nova São Paulo: Acquired in December 1994 with the purchase of Nova São Paulo Participações, this building is located in Chácara Santo Antônio, Marginal Pinheiros area. The development offers 11,856 square meters of usable area. The building is 76.83% rented and among its tenants are Samsung Eletrônica, Globo Cabo, UpDate, Sky Net Sat and Lear do Brasil Ltda. Average monthly rent is R$ 32.07/square meter. The building is wholly owned.

2. Condomínio Verbo Divino: Acquired in October 1996, this building is also located in Chácara Santo Antonio, Marginal Pinheiros area. It has 8,374 square meters of usable area and is fully rented. Average monthly rent is R$ 34,29/square meter. The building is wholly owned.

3. Centro Empresarial São Paulo (CENESP): In October 1997 a 2,844 square meter property in the Centro Empresarial São Paulo in the Marginal Pinheiros area was acquired by the company. It is rented for R$ 22.20/square meter a month

4 Edifício Garagem: The company developed a 2,390 square meter garage building with 240 parking lots on six floors. The property generates rental income of R$ 204 per year.

5. Brasilinvest: .The company acquired this property in March 1998. Current rented area is of 4,122 square meters. Average monthly rent is R$ 37.37/square meter.

6. Brasílio Machado: Acquired in June 1997 and located in the Vila Olímpia District, the Brasílio Machado office building has 9,438 square meters of usable area. The building underwent a full refurbishing process and was rented at an average of R$ 28.28/square meter. At September 30, 2001 the occupation was of 92.3%. The company owns 50% of the property through Fundo Basílio Machado de Investimento Imobiliário.

7. Condomínio ABC Plaza: Acquired in May 1996 and located next to the ABC Plaza Shopping in Santo André (SP), this office building has 5,572 square meters of usable area. The building underwent a full refurbishing process and at September 30, 2001 was fully rented for at average of R$ 36.82/square meter. The company owns 20.4 % of the property through Fundo de Investimento Imobiliário ABC Plaza Shopping.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

16.01 - Other Information Considered Relevant
All amounts in thousands of reais unless otherwise indicated

C) COMMERCIAL DEVELOPMENTS - OFFICES UNDER DEVELOPMENT

1. Faria Lima Financial Center: On a plot of land of 6,918 square meters located on Avenida Nova Faria Lima, an up-scale region of São Paulo, this Center will be developed as a very high quality office building with 21 floors totaling 27,242 square meters of usable area for rent. Construction began in the first quarter of 2000, and conclusion is scheduled for November 2002. At September 30, 2001, 40.8% of the development had been completed. The company holds a 47.96% interest in the property, and the remaining 52.04% is held by institutional and individual investors.

2. São Paulo Plaza: São Paulo Plaza will be built on a plot of 2,429 square meters located in the Verbo Divino area, southern zone of São Paulo. It will have 7,952 square meters of usable area for office rent on 12 floors. Construction started at the beginning of 1999 and at September 30, 2001, 76.09% had been completed. It is wholly owned and delivery is scheduled for November 2001.

3. Corporate Park: A high quality office building will be developed on a plot of 4,523 square meters with 17,219 square meters of usable area for rent on 13 floors. At September 30, 2001, 10 floors had been sold to individual investors. The company holds a 41.25% interest in the project. Construction began in August 2000 and at September 30, 2001 26.35% had been concluded.

4. JK Century Plaza: On a plot of land of 4,400 square meters a high quality office building will be developed with 20,154 square meters on 11 floors. Construction began in August 2001. At September 30, 2001, 55.4485% had been sold to individual investors. The company holds a 44.5515% interest in the project.

5. Faria Lima Square: On a plot of land of 4,825 square meters located on Avenida Brig Faria Lima at the corner with Rua Leopoldo Couto de Magalhães, a high quality office building will be developed with 11 floors with 18,528 square meters of usable area. Construction should begin in the fourth quarter of 2001. The company holds a 8.8858% interest in the project, and the remaining has been commercialized with institutional and individual investors.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

16.01 - Other Information Considered Relevant
All amounts in thousands of reais unless otherwise indicated

D) SHOPPING CENTERS

1. International Trade Mart (ITM): This property is located on a land plot of 34,095 square meters which was acquired in August 1994. The project was launched in November 1994, to be developed in three stages: the first, with 17,000 square meters of usable area, has 182 spaces for rent; the second, with 12,000 square meters of usable area and 137 rental spaces projected will remain closed for later launch; the third stage with 5,000 square meters of usable area was designed as a pavilion for fairs and events. The development generated high key money receipts, recognized in August 1996, when the first phase of Centro Têxtil Internacional was opened. At the end of 1996 the company sold part of its interest to four pension funds and now holds 43.50% of the development through quotas in Fundos de Investimento Imobiliário Centro Textil Internacional. With more than 80,000 square meters of constructed area, the development won the Master Imobiliário Award in 1996, granted by the São Paulo Section of SECOVI in the Development category. It also won the Grand Prix d'Excellence, the highest honor in the property segment, in the specialized properties category, granted by FIABCI International. The second floor was completely redesigned, and also part of the first floor, to amplify the space for fairs and events which now includes 31,700 square meters of ABL (gross rentable area) and can house up to three simultaneous events. Several contracts were signed with some of the world's largest companies promoting events (Reed Exhibitions, Messe Frankfurt and others). The ITM - the new name of the building - now houses some of the most important Brazilian fairs in diverse sectors.

2. ABC Plaza Shopping: Located in Santo André, Greater São Paulo area, the ABC Plaza Shopping was inaugurated in September 1997 and was fully rented before inauguration. It has 27,600 square meters of gross rentable area, with 212 stores, a food mall for 25 restaurants and 10 cinemas with 1,500 seats. The company holds 20.4% of the project through the real estate fund controlling the property.

3. Avenida Industrial: A "power center" located in Santo André, Greater São Paulo area, next to the ABC Plaza Shopping on a 74,240 square meter plot. A store was developed with 13,788 square meters of gross rentable area and opened in November 1999, and another with 7,200 square meters of gross rentable area was opened in December 1999. Satellite stores have about 750 square meters of gross rentable area and an area (1,786 square meters of gross rentable area) to be rented in the next quarter. The company holds a 34% interest.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

16.01 - Other Information Considered Relevant
All amounts in thousands of reais unless otherwise indicated

E) LAND FOR DEVELOPMENT

1. Campo Verde: Acquired in May 2000, is a 4,274 square meter plot located in Jardim América, São Paulo, that will most probably be used for residential purposes (houses). The company holds a 50% interest in the land.

2. Morgado de Mateus: A 1,619 square meter plot acquired in September 2000 located in Vila Mariana, São Paulo, that will most probably be used for residential purposes. The company holds a 48.75% interest in the land.

3. Araguari / Graúna: Acquired in September 2000 and in July 2001, in a total of 1,610 square meters in Indianópolis, São Paulo, that will most probably be used for residential purposes. The company holds a 48.75% interest in the land.

4. Pintassilgo: A 1,500 square meter plot acquired in November 2000 located in Indianópolis, São Paulo, that will most probably be used for residential purposes. The company has a 48.75 interest in the land.

5. Divino Salvador: A 1,500 square meter plot acquired in April 2001 located in Indianópolis - São Paulo, that will most probably be used for residential purposes. The company holds a 23.8% interest in the land.

6. Visconde de Taunay: A 6,600 square meter plot of land acquired in June 2001 located in Santo Amaro - São Paulo, that will most probably be used for residential purposes. The company holds a 33.25% interest in the land.

7. Emílio Ribas (Campinas): A 1,642 square meter plot acquired in April 2000 located in the Cambuí District, Campinas, State of São Paulo, that will most probably be used for residential purposes. The company holds a 50% interest in the land.

8. Joaquim Gomes (Campinas): A 1,062 square meter plot acquired in April 2000 located in the Cambuí District, Campinas, State of São Paulo, that will most probably be used for residential purposes. The company holds a 50% interest in the land.

9. Norte-Sul (Campinas): A 2,582 square meter plot acquired in April 2000 located in the Cambuí District, Campinas, State of São Paulo, that will most probably be used for residential purposes. The company holds a 50% interest in the land.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações -	73.178.600/0001-18

16.01 - Other Information Considered Relevant
All amounts in thousands of reais unless otherwise indicated

<u>10. Carlos Kaysel (Campinas):</u> A 1,400 square meter plot acquired in April 2000 located in the Cambuí District, Campinas, State of São Paulo, that will most probably be used for residential purposes. The company holds a 50% interest in the land.

<u>11. Barreto Leme (Campinas)</u>: A 1,455 square meter plot acquired in July 2000 located in the Cambuí District, Campinas, State of São Paulo, that will most probably be used for residential purposes. The company holds a 48.75% interest in the land.

<u>12. Carlos Gomes (Campinas):</u> A 110,000 square meter plot acquired in August 2000 located in Campinas (SP), that will most probably be developed in stages for residential purposes. The company holds a 48.75% interest in the land.

<u>13. Santo André (Garden):</u> A 7,838 square meter plot acquired in May 1997 dismembered from land of the Avenida Industrial, that will most probably be used for residential purposes. The company holds a 34% interest in the land.

<u>14. Luiz Vives (Sepaco):</u> A 4,696 square meter plot acquired in July 2001 located in Vila Mariana District - São Paulo, that will most probably be used for residential purposes. The company holds a 33.25% interest in the land.

<u>15. Jacu-Pêssego:</u> A 48,400 square meter plot acquired in July 2000, located in the Eastern Zone of São Paulo, the use of which is being studied. The company owns 100%.

<u>16. Canindé:</u> A 29,167 square meter plot acquired in July 1999 located on the Marginal Tietê, Canindé District, São Paulo, that will most probably be used for the construction of an office building condominium. The company holds a 22.5% interest in the land.

F) Subsequent Events

1. Inauguration of Phase 2 (expansion) of ABC Plaza Shopping on October 30, 2001. This expansion comprises an area of 4,900 square meters (42 stores) which are fully rented.
2. Home Stay Paulistano: Launched recently in September 2001. Up to October 2001, 35 units had been sold (19% of total). The company holds a 48.75% interest in the development.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

17.01 - Report on Limited Review - Unqualified

REPORT OF INDEPENDENT ACCOUNTANTS ON THE LIMITED REVIEW OF QUARTERLY INFORMATION

November 9, 2001

To the Board of Directors and Stockholders
Brazil Realty S.A. Empreendimentos e Participações

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Brazil Realty S.A. Empreendimentos e Participações and subsidiary companies for the quarters ended September 30 and June 30, 2001. This information is the responsibility of company management.

2 Our reviews were carried out in conformity with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the company's financial position and operations.

3 Based on our limited reviews, we are not aware of any significant adjustments which should be made to the Quarterly Information referred to above in order that such information be stated in conformity with accounting principles determined by Brazilian corporate legislation applicable to the preparation of quarterly information, consistent with the regulations of the Brazilian Securities Commission (CVM).

4 The Quarterly Information also includes accounting information related to the quarter and nine-month period ended September 30, 2000, which was audited by other independent accountants who issued an unqualified report thereon dated October 26, 2000.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Celso Luiz Malimpensa
Partner
Contador CRC 1SP159531/O-0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

INDEX